Exhibit 3.463

State of Delaware Secretary of State Division of Corporations Delivered 06:44 PM 07/27/2012 FILED 06:20 PM 07/27/2012 SRV 120882097 - 5190791 FILE

CERTIFICATE OF FORMATION

OF

TWC ADMINISTRATION LLC

This Certificate of Formation of TWC Administration LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1. The name of the Company is TWC Administration LLC.

2. The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name of the Company’s registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has executed this Certificate of Formation this 27th day of February, 2012.

/s/ William C. Wesselman
William C. Wesselman, Authorized Person